

June 1, 2011

Sieg Badke
President
Astra Ventures, Inc.
3090 Gordonvale Street
Thunder Bay, Ontario P7K 1B8

> **Re:**   **Astra Ventures, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 5, 2011**
> **File No. 333-173949**

Dear Mr. Badke:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. It appears from your disclosure that you may be a shell company pursuant to Rule 405 of the Securities Act. Please revise to disclose your status as a shell company or advise.

2. We note on page II-1 that you sold 2,900,000 shares at a price of $0.01 per share to 29 investors, and that there are 29 selling stockholders selling 2,900,000 shares. Please revise the disclosure at each relevant place in the filing to provide the basis for setting the share price in this offering at $0.01. It would appear that the publicly-tradable shares offered pursuant to this prospectus should be more valuable than shares that were privately placed. This suggests that the $0.01 per

share price of the shares you are registering here is not a bona fide sales price. Your explanation should address the fact, as appropriate, that the $0.01 per share price was the original price paid by selling shareholders and that this prohibits them from making any profit on sales unless and until there is an active trading market. Alternately, increase the fixed price and pay any additional filing fee.

3. We note that your prospectus does not contain a plan of operation, though one is referenced on page two. Please revise to provide investors with a plan of operation with details regarding the realistic timelines, costs, and need for additional financing related to each of your stated goals, such as obtaining distribution rights for specialty films, operating as an importer and exporter, developing revenue sharing arrangements, and developing and/or acquiring existing distribution networks on page 14 and your plan to search for merger and acquisition targets as stated on page 17. Additionally please state when you expect to generate revenue. Please also include a brief summary of your budget and timeframe in the Prospectus Summary.

Registration Statement Cover Page

4. Given that you are registering shares of common stock for resale please revise to calculate your registration fee in accordance with Rule 457(a), rather than Rule 457(o), or advise.

Prospectus Summary, page 1

About our Company, page 1

5. We note that your auditor has expressed substantial doubt about your ability to continue as a going concern. Please disclose this in the forefront of this section.

6. Please disclose that you do not currently have enough money to execute your business plan, and that you will need to obtain additional financing.

7. Please disclose your losses in recent periods and an estimate of the amount of money needed to accomplish the goals set out in your plan of operation.

Terms of the Offering, page 1

8. Please disclose the estimated amount of expenses that the company has agreed to bear in connection with the registration of the shares for the selling stockholders.

Risk Factors, page 2

9. Because your sole employee is your sole director, he will determine his salary and perquisites, and there may not be funds available for net income. Please add a risk factor for this risk or tell us why it is not necessary.

We may not be able to manage or integrate future acquisitions, page 5

10. Please specifically disclose whether or not you have any pending or probable business acquisitions at this time. Also, revise the second sentence of the last paragraph to delete references that goodwill will be amortize; instead you may want to clarify that any future goodwill may be impaired and recognized as a charge against earnings. Pursuant to ASC Topic 350-20-35-1, goodwill shall not be amortized, but instead tested for impairment.

We will incur significant costs, page 5

11. Please quantify the anticipated costs of being a public company, such as your legal, accounting and other expenses, so that investors can better understand this risk.

Upon the effectiveness of the registration statement, page 7

12. Please revise to clarify that you may be required to furnish proxy statements to the Commission under certain circumstances. For example see the portion of Form 10-K titled "Supplemental Information to be Furnished With Reports Filed Pursuant to Section 15(d) of the Act by Registrants Which Have Not Registered Securities Pursuant to Section 12 of the Act."

Selling Stockholders, page 9

13. Please revise to state that the selling stockholders may be deemed underwriters.

Description of Business, page 14

Business Model, page 14

14. Please disclose, if true, that you have not acquired any television programming or film rights as of the date of this prospectus. To the extent you have identified for acquisition any potential television or film rights, please describe such rights in detail, including the expected cost, financing, and timing of acquisition.

Film Industry, page 14

15. Marketing language that cannot be objectively substantiated should be removed. In this regard please remove the reference to new businesses as being "ideally positioned" on page 15.

Regulation, page 16

16. Please revise to discuss the effect of existing or probable governmental regulations on your planned business.

Sales, Marketing, and Customers, page 16

17. Please revise to discuss your specific sales and marketing plans.

Intellectual Property, page 17

18. Please revise to explain how you will "develop intellectual property" in your acquisition strategy and also "be relying on others' intellectual property" in the acquisition of films.

Management's Discussion and Analysis, page 18

Liquidity and Capital Resources, page 19

19. Please delete the reference to working capital since the amount would be the same as your assets (since you have no liabilities) as of February 28, 2011.

20. Please expand the last paragraph to disclose whether or not your shareholders, officers and/or directors have made commitments, written or oral, to provide funding (in the form of loans, advances or equity contributions) to sustain your ongoing and planned business operations. Also, disclose whether or not you have any third party financing commitments, such as bank lines or letters of credit.

Compensation of Directors, page 20

21. Please revise to state the amount and frequency of fees that directors "are permitted to receive," or please advise.

Security Ownership of Certain Beneficial Owners and Management, page 20

22. Please be advised that a person is deemed to beneficially own stock held by his spouse and minor children. Please include the shares owned by Lynda Cambly among those listed for Sieg Badke.

Financial Statements

Note 4. Common Stock, page F-8

23. Please disclose that the 4,000,000 common shares were issued to Mr. Sieg Badke, your sole officer and director. To the extent these were founder shares, please so indicate. Also, on page F-5, disclose any such founder shares as a separate line item with an appropriate caption (indicating they are founder shares).

Age of Financial Statements

24. Please continue to consider the financial statement updating requirements set forth in Rule 8-08 of Regulation S-X.

Accountants' Consent

25. Amendments should contain a currently dated accountants' consent. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C.

Exhibit 5.1

26. Please revise to have counsel consent to being named in the registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Beverly Singleton at (202) 551-3328 or David Humphrey at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or the undersigned at (202) 551-3324 with any other questions.

Sincerely,

John Stickel
Attorney-Advisor

cc: Kristen A. Baracy, Esq.
Fax: (312) 454-0261